

Semiannual Report April 30, 2000

Oppenheimer

Quest Capital Value Fund, Inc.



OppenheimerFunds®
The Right Way to Invest

REPORT **HIGHLIGHTS**

CONTENTS

Although the stock market was dominated during most of the reporting period by a relatively small number of growth-oriented technology stocks, **value stocks began to positively turn around starting in late March.**

The Fund reduced its telecommunications holdings after their stock prices appreciated to levels that could no longer be considered attractive values.

With value out of favor for most of the reporting period, **we found a number of fundamentally strong companies selling at compellingly low valuations.**

**Cumulative
Total Returns***
For the 6-Month Period
Ended 4/30/00

Class A	
Without Sales Chg.	With Sales Chg.
10.66%	**4.30%**

Class B	
Without Sales Chg.	With Sales Chg.
10.39%	**5.83%**

Class C	
Without Sales Chg.	With Sales Chg.
10.42%	**9.51%**

*See Notes on page 7 for further details.

PRESIDENT'S **LETTER**

Dear Shareholder,

For many years, we have encouraged investors to consider whether they could tolerate more risk in their long-term investments by participating in the stock market, which has historically provided higher long-term returns than any other asset class. Today, however, we have a very different concern: some investors may have assumed too much risk by concentrating their investments in just a handful of stocks or sectors or by "chasing performance."



Bridget A. Macaskill
President
Oppenheimer
Quest Capital
Value Fund, Inc.

Several months ago, Alan Greenspan, the Chairman of the Federal Reserve Board, stated his view that the spectacular returns some sectors of the market were then experiencing may have been partly responsible for pushing our economy to growth rates that could lead to higher inflation. Today it is clear that the dramatic rise in the prices of a narrow segment of the market created enormous wealth for some investors. The result of this newfound wealth has been a substantial increase in spending that the Federal Reserve Board believes could threaten the healthy growth of our economy.

That's why the Fed has been raising interest rates steadily and decisively over the past year. By making borrowing more expensive, the Fed has been attempting to slow economic growth. It is a precarious balancing act: too much tightening creates the risk of recession, while too little opens the door to inflation.

The implications of the Fed's resolve are clear: investors must continue to be prepared for near-term market volatility. In the bond market, higher interest rates usually lead to lower bond prices. In the stock market, slower economic growth often reduces corporate earnings and puts downward pressure on stock prices. Highly valued stocks can be particularly vulnerable to a correction. The Securities and Exchange Commission Chairman, Arthur Levitt, has been cautioning investors against the expectation that the types of returns seen in the recent bull market will last forever.

PRESIDENT'S **LETTER**

Because of the prospect of continued market volatility, we encourage you to consider diversifying your investments. Indeed, diversification may help you mitigate the effects of sharp declines in any one area. It may also help you better position your portfolio to seek greater returns over the long run.

While some "new economy" stocks have risen over the last year, many so-called "old economy" stocks are selling at low prices. In the bond market, higher interest rates over the short term may reduce inflation concerns, which should be beneficial over the long term. By buying out-of-favor investments, you may be able to profit when and if they return to favor.

What specific investments should you consider today so that you are prepared for tomorrow? The answer depends on your individual investing goals, risk tolerance and financial circumstances. We urge you to talk with your financial advisor about ways to diversify your portfolio. This may include considering global diversification as part of your strategy. While investing abroad has special risks, such as the effects of foreign currency fluctuations, it also offers opportunities to participate in global economic growth and to hedge against the volatility in U.S. markets.

We thank you for your continued confidence in OppenheimerFunds, *The Right Way to Invest.*

Sincerely,

Bridget A. Macaskill

Bridget A. Macaskill
May 19, 2000

AN INTERVIEW WITH YOUR FUND'S MANAGER

How would you characterize Oppenheimer Quest Capital Value Fund, Inc.'s performance over the six-month period that ended April 30, 2000?

A. The Fund's performance over the past six months reflected a very challenging and volatile investment environment. Although the stock market was dominated during most of the reporting period by a relatively small number of growth-oriented technology stocks, value stocks began to positively turnaround starting in late March.

Why has the stock market seemingly become so volatile?

While the stock market is often volatile when viewed over the short term, much of the recent volatility has come from technology stocks. In our view, the heightened volatility of technology stocks is a result of changing investor sentiment. Investors had become so captivated with these relatively young, fast-growing companies that, at times, they seemed to be willing to pay exorbitant prices for them. As a result, by mid-March, these stocks had exceeded all traditional standards of valuation, such as the ratio of stock price to earnings, sales or book value. When statistical evidence was subsequently released that inflationary pressures might be reemerging, technology investors appear to have realized that valuations really do matter, and some measures of technology-stock performance dropped 10% in a single day.

By the same token, the lackluster performance provided by many "old economy" stocks during most of the reporting period was primarily the result of investor indifference. As we expected, these stocks began to advance when the technology "bubble" burst, and investors realized that little has changed regarding the sound business fundamentals of companies in traditional industries.

AN INTERVIEW WITH YOUR FUND'S MANAGER

What economic forces most affected the stock market and the Fund?

Rising interest rates were another factor responsible for the relative under performance of value stocks over the past six months. Because higher interest rates tend to increase borrowing costs for traditional companies and discourage consumer borrowing for big-ticket purchases, investors were concerned that higher interest rates might reduce corporate earnings.

Although the Federal Reserve Board probably is not finished raising interest rates, we believe that the stock market may have already incorporated the bulk of further rate hikes into many securities prices. Indeed, the value rally during the second half of April could be a signal that most—but not all—of the adverse effects of rising interest rates may be behind us.

How was the Fund managed in this market environment?

We have continued to employ our longstanding value discipline in which we analyze stocks one company at a time to find those that we believe are undervalued relative to their true worth. The good news is that we have had little trouble finding fundamentally strong businesses that meet our value criteria. When value stocks were out of favor among investors, we found virtually unprecedented opportunities to buy shares of good businesses at attractive prices. While it is too soon to determine whether the recent rally of value stocks will persist, we believe that the Fund and its shareholders will benefit as value returns to favor among investors.

> *"Although most of the past six months were difficult for value stocks, we believe that the portfolio is well positioned to benefit as value returns to favor among investors."*

What stocks contributed most to the Fund's performance?

Not surprisingly, telecommunication companies generally provided the strongest returns over the six-month period. We took advantage of this sector's strength before cutting back on our telecommunication holdings when we determined that they were no longer attractively valued. After taking profits in some technology stocks, our exposure to the telecommunication sector declined from approximately 20% of assets at the start of the reporting period to about 13% before the April 14 market decline.

On the other hand, a number of holdings detracted from performance. These disappointments include a number of financial stocks that tend to lag when interest rates are rising. We also received disappointing returns from one of our largest holdings, MCI Worldcom, Inc., which declined amid concerns regarding their domestic long-distance business. Although we continue to believe that MCI Worldcom has a strong franchise and a bright future, we reduced the size of our investment for diversification purposes.

Is the Fund going to reorganize?

Although the Fund's board of directors believed that a consolidation of assets with another Oppenheimer Quest mutual fund was in the best interest of shareholders, the reorganization proposal was not approved by Fund shareholders. Therefore, we plan to continue to manage Oppenheimer Quest Capital Value Fund, Inc. as before.

Average Annual Total Returns

For the Periods Ended 3/31/00[1]

Class A

1-Year	5-Year	10-Year
–1.98%	14.79%	14.87%

Class B

1-Year	5-Year	Since Inception
–0.81%	N/A	12.87%

Class C

1-Year	5-Year	Since Inception
2.58%	N/A	13.47%

Because of ongoing market volatility, the Fund's performance since 3/31/00 has been subject to substantial short-term fluctuations and current performance may be less than the results shown.

---

1. See Notes on page 7 for further details.

What is your outlook for the future?

While we have been frustrated by the extent to which value was out of favor among investors, we were encouraged when many investors shifted their assets from technology to more traditional market sectors in April. In our view, many "old economy" companies continue to sell at compellingly low valuations. In fact, some value companies' managements have already announced their intention to take advantage of their low stock prices by buying back shares or taking their companies private, which should help rekindle investor interest in their stocks. Having the patience and discipline to stick with out-of-favor stocks until their value is recognized makes Oppenheimer Quest Capital Value Fund, Inc. an important part of *The Right Way to Invest.*

Sector Allocation[2]



- Consumer Staples **27.2%**
- Financial **21.6**
- Capital Goods **17.1**
- Technology **12.4**
- Consumer Cyclicals **6.5**
- Transportation **6.3**
- Communication Services **3.5**
- Energy **2.9**
- Basic Materials **2.5**

Top Ten Common Stock Holdings[2]

XL Capital Ltd., Cl. A	5.1%
Applied Power, Inc., Cl. A	5.0
Parker-Hannifin Corp.	4.8
Canadian Pacific Ltd.	4.8
ACE Ltd.	4.7
AMFM, Inc.	4.6
Countrywide Credit Industries, Inc.	4.5
McDonald's Corp.	4.3
Household International, Inc.	4.2
Tricon Global Restaurants, Inc.	4.2

Top Five Common Stock Industries[2]

Entertainment	12.7%
Diversified Financial	11.8
Broadcasting	11.7
Manufacturing	10.9
Insurance	9.8

2. Portfolio is subject to change. Percentages are as of April 30, 2000, and are based on total market value of common stock.

In reviewing performance and rankings, please remember that past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. For quarterly updates on the Fund's performance, please contact your financial advisor, call us at 1.800.525.7048 or visit our website at www.oppenheimerfunds.com.

The Fund's investment advisor is OppenheimerFunds, Inc., and its sub-advisor is OpCap Advisors (the Fund's advisor until 2/28/97). The Fund commenced operations on 2/13/87 as a closed-end investment company, formerly named Quest for Value Dual Purpose Fund, Inc., with a dual purpose structure and two classes of shares, Income shares and Capital shares. Under the prior dual purpose structure, Capital shares were entitled to all gains and losses on all Fund assets and no expenses were allocated to such shares; the Income shares bore all of the Fund's operating expenses. On 1/31/97, the Fund redeemed its Income shares, which are no longer outstanding, and its dual purpose structure terminated. On 3/3/97, the Fund converted from a closed-end fund to an open-end fund, and its outstanding Capital shares were designated as Class A shares now bearing their allocable share of the Fund's expenses.

Total returns include changes in share price and reinvestment of dividends and capital gains distributions in a hypothetical investment for the periods shown. Cumulative total returns are not annualized. The Fund's total returns shown do not show the effects of income taxes on an individual's investment. Taxes may reduce your actual investment returns on income or gains paid by the Fund or any gains you may realize if you sell your shares.

Class A shares of the Fund were first publicly offered on 2/13/87. Unless otherwise noted, Class A shares total returns reflect the historical performance of the Class A shares of the Fund (formerly Capital shares) as adjusted for the fees and expenses of Class A shares in effect as of 3/3/97 (without giving effect to any fee waivers). Average annual total returns for Class A shares include the current 5.75% maximum initial sales charge. Class A shares are subject to an annual 0.20% asset-based sales charge. There is a voluntary waiver of a position of the Class A asset-based sales charge as described in the Prospectus.

Class B shares of the Fund were first publicly offered on 3/3/97. Unless otherwise noted, Class B returns include the applicable contingent deferred sales charge of 5% (1-year) and 3% (inception). Class B shares are subject to an annual 0.75% asset-based sales charge.

Class C shares of the Fund were first publicly offered on 3/3/97. Unless otherwise noted, Class C returns include the contingent deferred sales charge of 1% for the 1-year period. Class C shares are subject to an annual 0.75% asset-based sales charge.

An explanation of the calculation of performance is in the Fund's Statement of Additional Information.

STATEMENT OF **INVESTMENTS** April 30, 2000 / Unaudited

	Shares	Market Value See Note 1
Common Stocks—97.7%		
Basic Materials—2.5%		
Chemicals—2.5%		
Du Pont (E.I.) De Nemours & Co.	103,000	$ 4,886,062
Capital Goods—16.7%		
Electrical Equipment—6.1%		
Emerson Electric Co.	90,000	4,938,750
Molex, Inc., Cl. A	67,500	2,700,000
Rockwell International Corp.	110,000	4,331,250
		11,970,000
Manufacturing—10.6%		
Applied Power, Inc., Cl. A	339,000	9,703,875
Parker-Hannifin Corp.	200,000	9,300,000
Textron, Inc.	32,000	1,982,000
		20,985,875
Communication Services—3.4%		
Telecommunications: Long Distance—3.4%		
MCI WorldCom, Inc.[1]	149,000	6,770,187
Consumer Cyclicals—6.3%		
Consumer Services—6.3%		
Lamar Advertising Co., Cl. A[1]	133,000	5,860,312
Young & Rubicam, Inc.	118,000	6,571,125
		12,431,437
Consumer Staples—26.6%		
Broadcasting—11.4%		
AMFM, Inc.[1]	134,000	8,894,250
AT&T—Liberty Media Group, Series A[1]	159,000	7,940,062
Emmis Communications Corp., Cl. A[1]	134,000	5,695,000
		22,529,312
Entertainment—12.4%		
McDonald's Corp.	219,000	8,349,375
SFX Entertainment, Inc., Cl. A	192,000	7,992,000
Tricon Global Restaurants, Inc.[1]	239,000	8,155,875
		24,497,250
Food—0.9%		
Hershey Foods Corp.	39,000	1,769,625
Food & Drug Retailers—1.9%		
Kroger Co.[1]	200,000	3,712,500

	Shares	Market Value See Note 1
Energy—2.9%		
Energy Services—2.9%		
Anadarko Petroleum Corp.	130,000	$ 5,646,875
Financial—21.0%		
Diversified Financial—11.5%		
Countrywide Credit Industries, Inc.	313,300	8,654,912
Freddie Mac	129,000	5,925,937
Household International, Inc.	196,000	8,183,000
		22,763,849
Insurance—9.5%		
ACE Ltd.	375,000	8,976,563
XL Capital Ltd., Cl. A	207,880	9,900,285
		18,876,848
Technology—12.1%		
Computer Software—4.2%		
Computer Associates International, Inc.	95,000	5,302,188
Sabre Holdings Corp.	85,000	2,969,688
		8,271,876
Electronics—7.9%		
Arrow Electronics, Inc.[1]	184,000	8,061,500
Solectron Corp.[1]	163,000	7,630,438
		15,691,938
Transportation—6.2%		
Air Transportation—1.5%		
EGL, Inc.[1]	129,000	2,958,938
Railroads & Truckers—4.7%		
Canadian Pacific Ltd.	389,000	9,263,063
Total Common Stocks (Cost $161,739,758)		193,025,635

	Principal Amount	
Short-Term Notes—2.8%		
Federal Home Loan Bank, 5.88%, 5/1/00 (Cost $5,461,000)	$5,461,000	5,461,000
Total Investments, at Value (Cost $167,200,758)	100.5%	198,486,635
Liabilities in Excess of Other Assets	(0.5)	(945,705)
Net Assets	**100.0%**	**$197,540,930**

Footnote to Statement of Investments

1. Non-income-producing security.

See accompanying Notes to Financial Statements.

STATEMENT OF **ASSETS AND LIABILITIES** Unaudited

April 30, 2000

Assets	
Investments, at value (cost $167,200,758)—see accompanying statement	$ 198,486,635
Receivables and other assets:	
Shares of capital stock sold	323,471
Interest and dividends	1,214
Other	29,160
Total assets	198,840,480

Liabilities	
Bank overdraft	198,886
Payables and other liabilities:	
Shares of capital stock redeemed	927,046
Shareholder reports	63,034
Distribution and service plan fees	42,087
Directors' compensation	21,940
Transfer and shareholder servicing agent fees	20,315
Other	26,242
Total liabilities	1,299,550

Net Assets	**$197,540,930**

Composition of Net Assets	
Par value of shares of capital stock	$ 642
Additional paid-in capital	103,947,920
Accumulated net investment loss	(1,033,833)
Accumulated net realized gain on investment transactions	63,340,324
Net unrealized appreciation on investments	31,285,877
Net Assets	**$197,540,930**

Net Asset Value Per Share	
Class A Shares:	
Net asset value and redemption price per share (based on net assets of $175,051,779 and 5,670,394 shares of capital stock outstanding)	$30.87
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$32.75
Class B Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $16,118,360 and 534,709 shares of capital stock outstanding)	$30.14
Class C Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $6,370,791 and 211,162 shares of capital stock outstanding)	$30.17

See accompanying Notes to Financial Statements.

STATEMENT OF **OPERATIONS** Unaudited

For the Six Months Ended April 30, 2000

Investment Income	
Dividends (net of foreign withholding taxes of $11,165)	$ 708,964
Interest	201,522
Total income	910,486

Expenses	
Management fees	1,051,756
Distribution and service plan fees:	
Class A	446,923
Class B	75,720
Class C	23,360
Transfer and shareholder servicing agent fees	112,856
Legal, auditing and other professional fees	79,423
Shareholder reports	47,446
Custodian fees and expenses	6,588
Directors' compensation	2,057
Other	76,618
Total expenses	1,922,747
Less expenses paid indirectly	(5,776)
Net expenses	1,916,971

Net Investment Loss	(1,006,485)

Realized and Unrealized Gain (Loss)	
Net realized gain on investments	63,389,603
Net change in unrealized appreciation or depreciation on investments	(42,066,218)
Net realized and unrealized gain	21,323,385

Net Increase in Net Assets Resulting from Operations	**$ 20,316,900**

See accompanying Notes to Financial Statements.

STATEMENTS OF **CHANGES IN NET ASSETS**

	Six Months Ended April 30, 2000 (Unaudited)	Year Ended October 31, 1999
Operations		
Net investment loss	$ (1,006,485)	$ (592,902)
Net realized gain	63,389,603	40,777,725
Net change in unrealized appreciation or depreciation	(42,066,218)	(17,928,558)
Net increase in net assets resulting from operations	20,316,900	22,256,265
Dividends and/or Distributions to Shareholders		
Dividends from net investment income:		
Class A	—	(307,305)
Dividends in excess of net investment income:		
Class A	—	(9,331)
Distributions from net realized gain:		
Class A	(37,317,626)	(8,501,109)
Class B	(2,675,129)	(348,968)
Class C	(822,951)	(104,618)
Capital Stock Transactions		
Net increase (decrease) in net assets resulting from capital stock transactions:		
Class A	(30,956,812)	(50,247,046)
Class B	1,647,514	5,772,397
Class C	2,088,690	1,547,304
Net Assets		
Total decrease	(47,719,414)	(29,942,411)
Beginning of period	245,260,344	275,202,755
End of period (including accumulated net investment losses of $1,033,833 and $27,348, respectively)	**$197,540,930**	**$245,260,344**

See accompanying Notes to Financial Statements.

FINANCIAL **HIGHLIGHTS**

Class A	Six Months Ended April 30, 2000 (Unaudited)	1999	1998	Year Ended Oct. 31, 1997[1]	1996	Year Ended Dec. 31, 1995
Per Share Operating Data						
Net asset value, beginning of period	$ 33.66	$ 32.11	$ 41.63	$ 37.25	$ 33.65	$ 25.79
Income (loss) from investment operations:						
Net investment income (loss)	(.15)	(.06)	.05	.44	—	—
Net realized and unrealized gain	3.20	2.70	4.28	3.93	6.91	9.46
Provision/reduction for corporate income taxes on net realized long-term capital gain	—	—	—	.01	(3.31)	(1.57)
Total income from investment operations	3.05	2.64	4.33	4.38	3.60	7.89
Dividends and/or distributions to shareholders:						
Dividends from net investment income	—	(.04)	(.13)	—	—	—
Dividends in excess of net investment income	—	—[2]	—	—	—	—
Distributions from net realized gain	(5.84)	(1.05)	(13.72)	—	—	—
Distributions from net realized short-term gain	—	—	—	—	—	(.03)
Total dividends and/or distributions to shareholders	(5.84)	(1.09)	(13.85)	—	—	(.03)
Net asset value, end of period	**$30.87**	**$33.66**	**$32.11**	**$41.63**	**$37.25**	**$33.65**
Market value, end of period	**N/A**	**N/A**	**N/A**	**N/A**	**$36.13**	**$31.88**
Total Return, at Net Asset Value[3]	10.66%	8.47%	13.28%	11.76%	20.46%[4]	36.68%[4]
Total Return, at Market Value[5]	N/A	N/A	N/A	N/A	23.63%	45.58%
Ratios/Supplemental Data						
Net assets, end of period (in thousands)	$175,052	$224,995	$262,669	$343,329	$879,934	$815,179
Average net assets (in thousands)	$191,103	$256,450	$280,821	$434,401	$883,395	N/A
Ratios to average net assets:[6]						
Net investment income (loss)	(0.91)%	(0.17)%	0.13%	1.28%[7]	2.82%	3.20%
Expenses	1.78%	1.71%	1.67%[8]	1.54%[7,8]	0.72%[8]	0.73%[8]
Expenses, net of voluntary assumption and/or reimbursement	N/A	1.58%	1.29%	1.11%[7]	N/A	N/A
Portfolio turnover rate[9]	46%	79%	30%	34%	74%	72%

1. For the ten months ended October 31, 1997, for Class A shares (formerly Capital Shares). On February 28, 1997, OppenheimerFunds, Inc. became the investment advisor to the Fund and on March 3, 1997, the Fund was converted from a closed-end fund to an open-end fund, and Capital Shares were redesigned as Class A shares. The Fund changed its fiscal year end from December 31 to October 31.
2. Less than $0.005 per share.
3. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year. Prior to March 3, 1997, the Fund operated as a closed-end investment company and total return was calculated based on market value.

See accompanying Notes to Financial Statements.

FINANCIAL **HIGHLIGHTS** Continued

Class B	Six Months Ended April 30, 2000 (Unaudited)	1999	1998	Year Ended Oct. 31, 1997[10]
Per Share Operating Data				
Net asset value, beginning of period	$ 33.07	$ 31.71	$ 41.41	$ 37.04
Income (loss) from investment operations:				
Net investment income (loss)	(.17)	(.19)	(.06)	.01
Net realized and unrealized gain	3.08	2.60	4.15	4.36
Provision/reduction for corporate income taxes on net realized long-term capital gain	—	—	—	—
Total income from investment operations	2.91	2.41	4.09	4.37
Dividends and/or distributions to shareholders:				
Dividends from net investment income	—	—	(.07)	—
Dividends in excess of net investment income	—	—[2]	—	—
Distributions from net realized gain	(5.84)	(1.05)	(13.72)	—
Distributions from net realized short-term gain	—	—	—	—
Total dividends and/or distributions to shareholders	(5.84)	(1.05)	(13.79)	—
Net asset value, end of period	**$30.14**	**$33.07**	**$31.71**	**$41.41**
Market value, end of period	**N/A**	**N/A**	**N/A**	**N/A**
Total Return, at Net Asset Value[3]	10.39%	7.83%	12.54%	11.80%
Total Return, at Market Value[5]	N/A	N/A	N/A	N/A
Ratios/Supplemental Data				
Net assets, end of period (in thousands)	$16,118	$15,634	$9,562	$1,208
Average net assets (in thousands)	$15,215	$14,112	$4,586	$ 552
Ratios to average net assets:[6]				
Net investment income (loss)	(1.43)%	(0.80)%	(0.57)%	0.07%
Expenses	2.31%	2.27%	2.24%[8]	2.14%[8]
Expenses, net of voluntary assumption and/or reimbursement	N/A	2.19%	2.01%	1.86%
Portfolio turnover rate[9]	46%	79%	30%	34%

4. Total returns of Class A shares (formerly Capital Shares) at net asset value for periods prior to March 3, 1997, the date the Fund converted to an open-end fund, are not audited and have not been restated to reflect the fees and expenses (without giving effect to fee waivers) to which the Fund became subject on March 3, 1997. Had such a restatement been made, total returns (unaudited) at net asset value for each of the years ended December 31, 1996 and 1995 would have been 18.25% and 34.20%, respectively.
5. Change in market price assuming reinvestment of short-term capital gains distributions, if any, at payable date and federal taxes paid on long-term capital gains on year end (both at market).
6. Annualized for periods of less than one full year.
7. Due to the change from the Fund's dual purpose structure and conversion from a closed-end to an open-end fund, the ratios for Class A shares are not necessarily comparable to those of prior periods.

See accompanying Notes to Financial Statements.

Class C	Six Months Ended April 30, 2000 (Unaudited)	1999	1998	Year Ended Oct. 31, 1997[10]
Per Share Operating Data				
Net asset value, beginning of period	$ 33.09	$ 31.73	$ 41.42	$ 37.04
Income (loss) from investment operations:				
Net investment income (loss)	(.07)	(.17)	(.13)	.01
Net realized and unrealized gain	2.99	2.58	4.21	4.37
Provision/reduction for corporate income taxes on net realized long-term capital gain	—	—	—	—
Total income from investment operations	2.92	2.41	4.08	4.38
Dividends and/or distributions to shareholders:				
Dividends from net investment income	—	—	(.05)	—
Dividends in excess of net investment income	—	—[2]	—	—
Distributions from net realized gain	(5.84)	(1.05)	(13.72)	—
Distributions from net realized short-term gain	—	—	—	—
Total dividends and/or distributions to shareholders	(5.84)	(1.05)	(13.77)	—
Net asset value, end of period	**$30.17**	**$33.09**	**$31.73**	**$41.42**
Market value, end of period	**N/A**	**N/A**	**N/A**	**N/A**
Total Return, at Net Asset Value[3]	10.42%	7.82%	12.49%	11.82%
Total Return, at Market Value[5]	N/A	N/A	N/A	N/A
Ratios/Supplemental Data				
Net assets, end of period (in thousands)	$6,371	$4,632	$2,972	$773
Average net assets (in thousands)	$4,703	$4,117	$1,582	$372
Ratios to average net assets:[6]				
Net investment income (loss)	(1.46)%	(0.80)%	(0.58)%	0.06%
Expenses	2.32%	2.26%	2.23%[8]	2.13%[8]
Expenses, net of voluntary assumption and/or reimbursement	N/A	2.18%	2.01%	1.85%
Portfolio turnover rate[9]	46%	79%	30%	34%

8. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.

9. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended April 30, 2000, were $96,180,585 and $155,330,100, respectively.

10. For the period from March 3, 1997 (inception of offering of shares) to October 31, 1997.

See accompanying Notes to Financial Statements.

1. Significant Accounting Policies

Oppenheimer Quest Capital Value Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund's investment objective is to seek capital appreciation. The Fund's investment advisor is OppenheimerFunds, Inc. (the Manager). The Manager has entered into a sub-advisory agreement with OpCap Advisors.

The Fund offers Class A, Class B and Class C shares. Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. Class B and Class C shares are sold without an initial sales charge but may be subject to a contingent deferred sales charge (CDSC). All classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own expenses directly attributable to that class and exclusive voting rights with respect to matters affecting that class. Classes A, B and C shares have separate distribution and/or service plans. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Securities Valuation. Securities for which quotations are readily available are valued at the last sale price, or if in the absence of a sale, at the last sale price on the prior trading day if it is within the spread of the closing bid and asked prices, and if not, at the closing bid price. Securities (including restricted securities) for which quotations are not readily available are valued primarily using dealer-supplied valuations, a portfolio pricing service authorized by the Board of Directors, or at their fair value. Fair value is determined in good faith under consistently applied procedures under the supervision of the Board of Directors. Foreign currency contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank, dealer or pricing service. Short-term "money market type" debt securities with remaining maturities of sixty days or less are valued at cost (or last determined market value) and adjusted for amortization or accretion to maturity of any premium or discount.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carry-overs, to shareholders. Therefore, no federal income or excise tax provision is required.

Directors' Compensation. The Fund has adopted an unfunded retirement plan for the Fund's independent Board of Directors. Benefits are based on years of service and fees paid to each director during the years of service. During the six months ended April 30, 2000, a credit of $5,854 was made for the Fund's projected benefit obligations and payments of $3,200 were made to retired directors, resulting in an accumulated liability of $18,296 as of April 30, 2000.

The Board of Directors has adopted a deferred compensation plan for independent directors that enables directors to elect to defer receipt of all or a portion of annual compensation they are entitled to receive from the Fund. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the Board of Directors in shares of one or more Oppenheimer funds selected by the director. The amount paid to the Board of Directors under the plan will be determined based upon the performance of the selected funds. Deferral of directors' fees under the plan will not affect the net assets of the Fund, and will not materially affect the Fund's assets, liabilities or net investment income per share.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Classification of Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Fund.

Expense Offset Arrangements. Expenses paid indirectly represent a reduction of custodian fees for earnings on cash balances maintained by the Fund.

Other. Investment transactions are accounted for as of trade date and dividend income is recorded on the ex-dividend date. Certain dividends from foreign securities will be recorded as soon as the Fund is informed of the dividend if such information is obtained subsequent to the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO **FINANCIAL STATEMENTS** Unaudited / Continued

2. Capital Stock

The Fund has authorized one billion shares of $.0001 par value shares of capital stock of each class. Transactions in shares of capital stock were as follows:

| | Six Months Ended April 30, 2000 | | Year Ended October 31, 1999 | |
	Shares	Amount	Shares	Amount
Class A				
Sold	260,615	$ 7,758,458	894,668	$ 30,627,545
Dividends and/or distributions reinvested	831,376	23,494,698	144,048	4,517,359
Redeemed	(2,106,496)	(62,209,968)	(2,534,704)	(85,391,950)
Net decrease	**(1,014,505)**	**$(30,956,812)**	**(1,495,988)**	**$(50,247,046)**
Class B				
Sold	109,186	$ 3,147,309	261,960	$ 8,822,662
Dividends and/or distributions reinvested	93,859	2,595,206	10,930	338,535
Redeemed	(141,049)	(4,095,001)	(101,752)	(3,388,800)
Net increase	**61,996**	**$ 1,647,514**	**171,138**	**$ 5,772,397**
Class C				
Sold	89,198	$ 2,605,997	91,282	$ 3,067,730
Dividends and/or distributions reinvested	27,874	771,286	3,016	93,518
Redeemed	(45,866)	(1,288,593)	(48,008)	(1,613,944)
Net increase	**71,206**	**$ 2,088,690**	**46,290**	**$ 1,547,304**

3. Unrealized Gains and Losses on Securities

As of April 30, 2000, net unrealized appreciation on securities of $31,285,877 was composed of gross appreciation of $37,782,194, and gross depreciation of $6,496,317.

4. Fees and Other Transactions with Affiliates

Management Fees. Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee of 1.00% of the first $400 million of average annual net assets of the Fund, 0.90% of the next $400 million, and 0.85% of average annual net assets in excess of $800 million. The Fund's management fee for the six months ended April 30, 2000 was 1.00% of the average annual net assets for each class of shares, annualized for periods of less than one full year.

Sub-Advisor Fees. The Manager pays OpCap Advisors (the Sub-Advisor) based on the fee schedule set forth in the Prospectus. For the six months ended April 30, 2000, the Manager paid $437,022 to the Sub-Advisor.

Transfer Agent Fees. OppenheimerFunds Services (OFS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund and other Oppenheimer funds. The Fund pays OFS an annual maintenance fee of $18.00 for each Fund shareholder account and reimburses OFS for its out-of-pocket expenses. During the six months ended April 30, 2000, the Fund paid OFS $125,694.

Distribution and Service Plan Fees. Under its General Distributor's Agreement with the Manager, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the different classes of shares of the Fund.

The compensation paid to (or retained by) the Distributor from the sale of shares or on the redemption of shares is shown in the table below for the period indicated.

Six Months Ended	Aggregate Front-End Sales Charges on Class A Shares	Class A Front-End Sales Charges Retained by Distributor	Commissions on Class A Shares Advanced by Distributor[1]	Commissions on Class B Shares Advanced by Distributor[1]	Commissions on Class C Shares Advanced by Distributor[1]
April 30, 2000	$68,906	$14,654	$24,579	$59,956	$5,269

1. The Distributor advances commission payments to dealers for certain sales of Class A shares and for sales of Class B and Class C shares from its own resources at the time of sale.

Six Months Ended	Class A Contingent Deferred Sales Charges Retained by Distributor	Class B Contingent Deferred Sales Charges Retained by Distributor	Class C Contingent Deferred Sales Charges Retained by Distributor
April 30, 2000	$—	$43,525	$1,316

The Fund has adopted Distribution and Service Plans for Class A, Class B and Class C shares under Rule 12b-1 of the Investment Company Act. Under those plans the Fund pays the Distributor for all or a portion of its costs incurred in connection with the distribution and/or servicing of the shares of the particular class.

Class A Distribution and Service Plan Fees. Under the plan the Fund pays an asset-based sales charge to the Distributor at an annual rate of 0.20% of average annual net assets of Class A shares of the Fund (the Board of Directors can set this rate up to 0.25%). Effective January 1, 2000, the asset-based sales charge rate for Class A shares has been voluntarily reduced from 0.25% to 0.20% of average annual net assets representing Class A shares. The Fund also pays a service fee to the Distributor of 0.25% of the average annual net assets of Class A shares. The Distributor currently uses the fees it receives from the Fund to pay brokers, dealers, banks and other financial institutions. The Distributor makes payments to plan recipients quarterly at an annual rate not to exceed 0.25% of the average annual net assets consisting of Class A shares of the Fund. For the six months ended April 30, 2000, payments under the Class A Plan totaled $446,923, all of which was paid by the Distributor to recipients. That included $2,792 paid to an affiliate of the Distributor's parent company. Any unreimbursed expenses the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent years.

4. Fees and Other Transactions with Affiliates Continued

Class B and Class C Distribution and Service Plan Fees. Under each plan, service fees and distribution fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. The Class B and Class C plans provide for the Distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund under the plan during the period for which the fee is paid.

The Distributor retains the asset-based sales charge on Class B shares. The Distributor retains the asset-based sales charge on Class C shares during the first year the shares are outstanding. The asset-based sales charges on Class B and Class C shares allow investors to buy shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell those shares.

The Distributor's actual expenses in selling Class B and Class C shares may be more than the payments it receives from the contingent deferred sales charges collected on redeemed shares and asset-based sales charges from the Fund under the plans. If any plan is terminated by the Fund, the Board of Directors may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the plan was terminated. The plans allow for the carryforward of distribution expenses, to be recovered from asset-based sales charges in subsequent fiscal periods.

Distribution fees paid to the Distributor for the six months ended April 30, 2000, were as follows:

	Total Payments Under Plan	Amount Retained by Distributor	Distributor's Aggregate Unreimbursed Expenses Under Plan	Distributor's Unreimbursed Expenses as % of Net Assets of Class
Class B Plan	$75,720	$63,731	$509,263	3.16%
Class C Plan	23,360	10,300	51,107	0.80

5. Bank Borrowings

The Fund may borrow from a bank for temporary or emergency purposes including, without limitation, funding of shareholder redemptions provided asset coverage for borrowings exceeds 300%. The Fund has entered into an agreement which enables it to participate with other Oppenheimer funds in an unsecured line of credit with a bank, which permits borrowings up to $400 million, collectively. Interest is charged to each fund, based on its borrowings, at a rate equal to the Federal Funds Rate plus 0.45%. Borrowings are payable 30 days after such loan is executed. The Fund also pays a commitment fee equal to its pro rata share of the average unutilized amount of the credit facility at a rate of 0.08% per annum.

The Fund had no borrowings outstanding during the six months ended April 30, 2000.

SHAREHOLDER MEETING Unaudited

On March 10, 2000, a shareholder meeting was held to approve a new subadvisory agreement between the Manager and the Sub-Advisor as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

For	Against	Abstain/Withheld	Total
5,720,010	106,707	62,815	5,889,532

OPPENHEIMER QUEST CAPITAL VALUE FUND, INC.

Officers and Directors	Bridget A. Macaskill, Chairman of the Board of Directors and President Paul Y. Clinton, Director Thomas W. Courtney, Director Robert G. Galli, Director Lacy B. Herrmann, Director George Loft, Director O. Leonard Darling, Vice President Andrew J. Donohue, Secretary Brian W. Wixted, Treasurer Robert J. Bishop, Assistant Treasurer Scott T. Farrar, Assistant Treasurer Robert G. Zack, Assistant Secretary
Investment Advisor	OppenheimerFunds, Inc.
Sub-Advisor	OpCap Advisors
Distributor	OppenheimerFunds Distributor, Inc.
Transfer and Shareholder Servicing Agent	OppenheimerFunds Services
Custodian of Portfolio Securities	Citibank, N.A.
Independent Auditors	KPMG LLP
Legal Counsel	Mayer, Brown & Platt

The financial statements included herein have been taken from the records of the Fund without examination of those records by the independent auditors.

This is a copy of a report to shareholders of Oppenheimer Quest Capital Value Fund, Inc. This report must be preceded or accompanied by a Prospectus of Oppenheimer Quest Capital Value Fund, Inc. For material information concerning the Fund, see the Prospectus.

Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

OPPENHEIMERFUNDS FAMILY

Global Equity

Developing Markets Fund
International Small Company Fund
Europe Fund
International Growth Fund

Global Fund
Quest Global Value Fund
Global Growth & Income Fund

Equity

Stock

Enterprise Fund[1]
Discovery Fund
Main Street® Small Cap Fund
Quest Small Cap Value Fund
MidCap Fund
Capital Appreciation Fund
Growth Fund
Disciplined Value Fund
Quest Value Fund
Trinity Growth Fund
Trinity Core Fund
Trinity Value Fund

Stock & Bond

Main Street® Growth & Income Fund
Quest Opportunity Value Fund
Total Return Fund
Quest Balanced Value Fund
Capital Income Fund[2]
Multiple Strategies Fund
Disciplined Allocation Fund
Convertible Securities Fund

Specialty

Real Asset Fund
Gold & Special Minerals Fund

Fixed Income

Taxable

International Bond Fund
World Bond Fund
High Yield Fund
Champion Income Fund
Strategic Income Fund
Bond Fund
Senior Floating Rate Fund
U.S. Government Trust
Limited-Term Government Fund

Municipal

California Municipal Fund[3]
Main Street® California Municipal Fund[3]
Florida Municipal Fund[3]
New Jersey Municipal Fund[3]
New York Municipal Fund[3]
Pennsylvania Municipal Fund[3]
Municipal Bond Fund
Insured Municipal Fund
Intermediate Municipal Fund

Rochester Division

Rochester Fund Municipals
Limited Term New York Municipal Fund

Money Market[4]

Money Market Fund

Cash Reserves

1. Effective July 1, 1999, this fund is closed to new investors. See prospectus for details.
2. On 4/1/99, the Fund's name was changed from "Oppenheimer Equity Income Fund."
3. Available to investors only in certain states.
4. An investment in money market funds is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although these funds may seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in these funds.

**Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc.,
Two World Trade Center, New York, NY 10048-0203.**

©Copyright 2000 OppenheimerFunds, Inc. All rights reserved.

THIS PAGE INTENTIONALLY LEFT BLANK.

INFORMATION AND SERVICES

As an Oppenheimer fund shareholder, you can benefit from special services designed to make investing simple. Whether it's automatic investment plans, timely market updates, or immediate account access, you can count on us whenever you need assistance. So call us today, or visit our website—we're here to help.

Internet
24-hr access to account information and transactions[1]
www.oppenheimerfunds.com

General Information
Mon–Fri 8am–9pm ET, Sat 10am–4pm ET
1.800.525.7048

Telephone Transactions
Mon–Fri 8am–9pm ET, Sat 10am–4pm ET
1.800.852.8457

PhoneLink
24-hr automated information and automated transactions
1.800.533.3310

Telecommunications Device for the Deaf (TDD)
Mon–Fri 9am–6:30pm ET
1.800.843.4461

OppenheimerFunds Market Hotline
24 hours a day, timely and insightful messages on the economy and issues that may affect your investments
1.800.835.3104

Transfer and Shareholder Servicing Agent
OppenheimerFunds Services
P.O. Box 5270, Denver, CO 80217-5270

Ticker Symbols   Class A: **QCVAX**   Class B: **N/A**   Class C: **N/A**

1. At times this website may be inaccessible or its transaction feature may be unavailable.



RS0835.001.0400   June 29, 2000